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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*
                                          ---

                      INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2(a)


                                F5 NETWORKS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     31566
           --------------------------------------------------------
                                 (CUSIP Number)
                               Cooley Godward LLP
                               5000 Carillon Point
                               Kirkland, WA 98033
                                 (425) 893-7700
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 3, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
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CUSIP No.  31566                      13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

      Jeffrey S. Hussey
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
      PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        3,048,000*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        3,048,000*
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      3,048,000*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/ *Excludes 400,000 shares held in trust fbo Mr. Hussey's minor child. *Excludes 18,000 shares owned directly by Alexander Hutton Capital LLC in which Mr. Hussey has an interest as a limited partner.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      17.05%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  4  Pages
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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.01 per value per share (the "COMMON STOCK"), of F5 Networks, Inc. a Washington corporation ("F5"). The principal executive offices of F5 are located at 200 First Avenue West, Suite 500, Seattle, WA 98119.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Jeffrey S. Hussey (the "REPORTING PERSON").

     (b) Residence or business address: 200 First Avenue West, Suite 500, Seattle, Washington 98119.

     (c) Name and present principal occupation or employment of Reporting
         Person: Jeffrey S. Hussey is Chairman of the Board, Chief Executive Officer and President of Issuer.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Person is a co-founder of Issuer and on February 26, 1996 Reporting Person acquired 300,000 shares of Common Stock of Issuer with no consideration paid. On April 7, 1998 Reporting. There was a 3:1 stock split on December 2, 1996 and a 2:1 stock split on January 13, 1999 resulting in 1,800,000 shares of Common Stock of Issuer. Pursuant to a Stock Transfer Agreement dated as of February 11, 1998, Reporting Person acquired 300,000 shares of Common Stock of Issuer at approximately $0.04 per share. The 2:1 stock split on January 13, 1999 resulted in 600,000 shares of Common Stock of Issuer. Pursuant to a Stock Transfer Agreement dated as of February 12, 1998, Reporting Person acquired 600,000 shares of Common Stock of Issuer at approximately $0.24 per share. Reporting person gifted 300,000 (pre-split) shares to family members. The 2:1 stock split on January 13, 1999 resulted in 600,000 shares of Common Stock of Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

(a)-(b) The purpose of the purchases of Issuer's capital stock by Reporting Person was investment. As a result of such purchases, Reporting Person has acquired a significant percentage of the Common Stock of the Issuer.

     (c) Not applicable.

     (d) Not applicable.

     (e) None.

     (f) None.

     (g) None.

     (h) None.



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                                                        Page  4  of  4  Pages
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     (i) None.

     (j) Other than as described above, Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

                    3,000,000
                    17.05%

     (b) Number of shares beneficially owned by the Reporting Person:

                    Sole Voting Power            3,000,000
                    Shared Voting Power          0
                    Sole Dispositive Power       3,000,000
                    Shared Dispositive Power     0

     (c) The Reporting Person has not effected any transaction in F5 Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of F5, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                             July 6, 1999
                                       ----------------------------------------
                                       (Date)

                                             /s/ Jeffrey S. Hussey
                                       ----------------------------------------
                                             JEFFREY S. HUSSEY

                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)